Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

August 1, 2014

Ms. Jennifer Gowetski

United States Securities and Exchange Commission

Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital Hospitality Trust, Inc. Post-Effective Amendment to Form S-11 Filed June 26, 2014 File No. 333-190698

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital Hospitality Trust, Inc. (the “Company”), we are submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated July 15, 2014, with respect to Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 (the “Post-Effective Amendment”) filed by the Company with the Commission on June 26, 2014 (No. 333-190698) (the “Registration Statement”).

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the letter. On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

1.	We note that, on May 23, 2014, you entered into a contract for the purchase of a portfolio of hotels for approximately $1.925 billion. Please provide an analysis detailing how you considered whether this acquisition constitutes a fundamental change under Item 512 of Regulation S-K. Please also provide the number of shares sold between May 23, 2014 and the current date. We note that it appears from your disclosure that, as of May 30, 2014, your shares were only sold to affiliates.

We respectfully suggest that the acquisition by the Company of 126 hotels from affiliates of the Whitehall Real Estate Funds (the “Whitehall Portfolio”) does not constitute a fundamental change under Item 512 of Regulation S-K. Further, were the Staff to determine that the acquisition represents a fundamental change based on the Item 512 analysis applicable to all registrants, we believe that the Item 512 analysis does not apply to the Company because the Company has included and complied with the Item 20.D undertaking and therefore is deemed to have complied with its Item 512 obligations with respect to acquisitions which may be deemed a fundamental change.

The acquisition of the Whitehall Portfolio is not a “fundamental change” under Item 512.

Whether an event is a fundamental change is “a factual question, dependent on the circumstances of individual registrants.” See Securities Act Release 6383 (Mar. 3, 1982) and Section III of Securities Act Release 6405 (June 3, 1982). Given the fact specific nature of the issue, the Staff has historically refused to provide registrants guidance on whether or not an event qualifies as a fundamental change and has consistently taken the position that “it is the responsibility of management to determine what constitutes a fundamental change.” See, e.g., Financial Reporting Manual 2045.3.

The Company believes that the key facts and circumstances relevant to assessing whether the acquisition was a fundamental change are as follows:

Acquisition consistent with Company general strategy.	The original prospectus discloses that during the Company’s acquisition stage it will acquire approximately $3 billion worth of properties (assuming maximum offering proceeds (net of commissions) of $1.8 billion, and post-acquisition target leverage of 60%). The acquisition of the Whitehall Portfolio for $1.9 billion, if consummated, is consistent with this strategy and the Company expects to continue to execute on this same strategy going forward by continuing to raise offering proceeds and continuing to purchase properties.
Acquisition consistent with Company’s investment strategy.	The original prospectus states that the Company intends to acquire a diversified portfolio of lodging properties in the midscale limited service, extended stay, select service, upscale select-service and upper-upscale full service segments of the hospitality industry. The Whitehall Portfolio satisfies each of the Company’s investment criteria relating to location, market position and hotel condition. The hotels in the portfolio are globally-branded select-service and full-service hotels. The Company intends to continue to pursue this same investment strategy going forward.
Size of acquisition not inconsistent with original prospectus.	The original prospectus did not provide limitations on the size of a particular portfolio acquisition or the speed at which the Company may acquire properties. In fact, the original prospectus identifies as a risk the possibility that the Company will not be able to invest offering proceeds quickly as un-invested proceeds can harm operating cash flows. Thus the Company does not believe the size or speed of its acquisitions is relevant to the analysis based on their particular facts and circumstances, including their disclosure prior to the acquisition. In addition, while we acknowledge that non-traded REITs typically have built their portfolios through a series of smaller transactions, we do not believe this is relevant to the Company’s fundamental change analysis which must focus on the particular registrant’s facts and circumstances, including its pace of capital raising and its disclosure, and not the circumstances of other registrants.
The acquisition did not result in any other significant changes.	The acquisition will not result in any material changes to the Company with respect to its management, its financing strategy, or its risk profile.

For the reasons set forth above, the Company has concluded that the acquisition of the Whitehall Portfolio is not a fundamental change pursuant to Item 512. We also note that we are not aware of a circumstance where the Staff took the position that an acquisition by a real estate company of a large portfolio that is consistent with its historical investment strategy is a fundamental change. Based on our experience and our discussions with other experienced REIT practitioners, we believe the only circumstance in which the Staff has determined that a non-traded REIT has experienced a fundamental change is when there was a change of control of the sponsor after effectiveness of the registration statement. We believe the Staff’s historical deferential approach to the judgment of management on this question, particularly given the fact intensive nature of the analysis and the lack of guidance, is appropriate. If the Staff decides to move away from this deferential approach, we respectfully request the Staff to first provide guidance on the size benchmarks it will use or to begin accepting requests by registrants for case-by-case interpretive guidance on these matters. Absent this additional guidance, we are concerned such a change in Staff approach on these matters could have detrimental effects on capital raising by non-traded and traded REITs.

The Company has complied with its obligations related to a fundamental change through compliance with the Item 20.D undertaking.

Even if the Staff were to view the acquisition as a fundamental change, due to its size or for some other reason, we believe the Company has satisfied its disclosure obligations through compliance with the Item 20.D undertaking included in its registration statement. The Industry Guide 5 Item 20.D undertaking, which applies to “blind pool” REITs like the Company, requires registrants to:

a.	file a sticker supplement during the distribution period describing each significant property that has not been identified in the prospectus whenever a reasonable probability arises that a property will be acquired, and

b.	consolidate these stickers in a post-effective amendment filed at least once every three months during the distribution period.

The post-effective amendment referred to in (b) above must include or incorporate by reference audited financial statements related to the acquisition that have been filed or should have been filed on Form 8-K for all significant property acquisitions that have been consummated.

We understand that the Item 20.D undertaking was developed by the Staff and recognized by the Commission in order to address the fact that real estate companies conducting “blind pool” offerings would be, absent Staff guidance, routinely faced with having to assess whether acquisitions made during the acquisition stage qualify as a fundamental change based on the general Item 512 analysis discussed above. In order to facilitate capital raising by real estate companies using this type of offering, the Staff introduced, through the Item 20.D undertakings, an alternative framework for updating the registration statement for property acquisitions. The Item 20.D framework provides that as long as the registrant files regular quarterly post-effective amendments to update for acquisitions (even if the amount of acquisitions would not be considered a fundamental change under the general Item 512 analysis), the offering need not be suspended during the pendency of the Staff’s review.1 As explicitly recognized by the Commission, compliance with the Item 20.D undertaking is deemed to satisfy any Item 512 obligation and in fact obviates the need to even perform the Item 512 analysis.2

1 Note that this alternative framework only applies to real estate companies conducting blind pool offerings and only applies to registration statement updates for property acquisitions—other events that are deemed to be a fundamental change under the general Item 512 analysis could require the suspension of the offering until a post-effective amendment is filed and declared effective.

2 “Therefore, by complying with Undertaking D, sponsors will satisfy the fundamental change post-effective amendment requirement of Item 512(a)(1)(ii).” Section III of Securities Act Release 6405 (June 3, 1982).

To our knowledge, neither the Staff nor the Commission has ever suggested that this mechanic for “blind pool” REITs to update the registration statement for acquisitions does not apply to “large” acquisitions. If the Commission and the Staff decide to revise the Item 20.D framework to introduce such a significant new concept, we respectfully request that additional public guidance be provided regarding this change and that additional public guidance be provided on the benchmarks the Staff would apply in evaluating when the new policy applies. However, we would urge the Staff not to revise the Item 20.D undertaking in this way as we believe the current Item 20.D undertaking has been very effective at balancing the Staff’s desire to review and comment on revised disclosure3 and a REIT’s ability to efficiently conduct a continuous offering.

We also note that with respect to the Whitehall Portfolio acquisition, the Company publicly filed audited financial information regarding the acquired properties as soon as the transaction became “probable” and the prospectus was similarly updated soon thereafter. Item 20.D only requires audited financial information regarding the acquired properties in the quarterly post-effective amendment filed after the acquisition has closed. Thus the Company disclosed to investors audited financial information regarding the property before it was otherwise required under the Item 20.D undertaking.

As of May 23, 2014, the date the Company entered into the agreement to purchase the Whitehall Portfolio, the Company had sold approximately 452,000 shares. As of June 2, 2014, the date the Company filed its 8-K announcing the acquisition, the Company had sold approximately 497,000 shares (an increase of approximately 45,000 shares from May 23, 2014). As of June 19, 2014, the date the Company filed its prospectus supplement in connection with the acquisition, the Company had sold approximately 711,000 shares (an increase of approximately 214,000 shares from June 2, 2014). As of June 26, 2014, the date the Company filed its post-effective amendment in connection with the acquisition, the Company had sold approximately 969,000 shares (an increase of approximately 258,000 shares from June 19, 2014). As of July 29, 2014, the Company had sold approximately 1,970,000 shares (an increase of approximately 1 million shares from June 26, 2014).

As of May 30, 2014, 447,615 out of the 478,725 shares sold were sold to non-affiliates.

2.	In your next prospectus supplement filed pursuant to Rule 424 under the Securities Act, please update your compensation disclosure to show the amount of compensation and/or any fees paid to your advisor or its affiliates and any amount accrued but unpaid.

3 We note that the Item 20.D framework does not alter when the Company has a duty to disclose material information to investors under the Securities Act. It only impacts the manner in which that information is provided (supplement or post-effective amendment) and whether or not an offering needs to be suspended pending Staff review.

In response to your comment, the Company will include the requested compensation disclosure for the period ended June 30, 2014 in its next prospectus supplement filed pursuant to Rule 424 under the Securities Act.

Distributions, page S-1

3.	In your next prospectus supplement filed pursuant to Rule 424 under the Securities Act, please include a table showing the relationship of cash flow from operations to total distributions paid for the last fiscal year and any stub period, as applicable. In the table, or in the narrative after the table, please also include a comparison of total distributions paid compared to total net income or FFO as defined by NAREIT. In addition, to the extent that there is a shortfall in either cash flow from operations or funds from operations as compared to distributions for the full fiscal year or stub period, please disclose the percentage coverage based on total distributions paid in a risk factor related to dividend coverage in the summary or in the prospectus supplement.

In response to your comment, the Company will include the requested disclosure for the three-month period ended June 30, 2014 (distributions were first paid on May 5, 2014) in its next prospectus supplement filed pursuant to Rule 424 under the Securities Act.

Annex A, page A-1

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheets, pages A-4 – A-7

4.	With the various movements within your cash and cash equivalents balance such as proceeds from the equity and preferred equity offering, and the funds needed to separately acquire the restricted cash, accounts receivable and prepaid expenses, it is not clear how the adjustment solely relates to the corporate level cash of Grace not included within the transaction. Please expand Note (E) to include a roll-forward of your cash and cash equivalents balance to encompass all relevant cash activity and if applicable cross reference the reconciling amounts to other notes.

In response to your comment, the Company has revised the presentation in note (E) on page A-5 to include a roll-forward of its cash and cash equivalents balance to encompass all relevant cash activity and the reconciling amounts have been cross referenced to other notes where applicable.

5.	Reference is made to note (C). Please revise to include a footnote to the Adjustment column to describe the fair value techniques and significant assumptions utilized to determine the estimated purchase price allocation.

In accordance with accounting principles generally accepted in the United States, the Company allocates the purchase price of acquired entities to identifiable tangible and intangible assets acquired based on their respective estimated fair values. The allocation presented in the pro forma financial statements is an estimate based upon the carrying value in Grace’s historical financial statements adjusted by estimated fair values that the Company calculated as part of its due diligence. The Company considered whether any intangibles existed with respect to management agreements, franchise agreements and customer lists and determined that the fair value would be immaterial. The Company has engaged a third-party appraisal firm to conduct a purchase price allocation for the acquisition of Grace and the third-party appraisal firm will determine the useful lives in accordance with ASC 360 Property, Plant, and Equipment. This purchase price allocation will be completed within one year of the closing date of the transaction. In response to your comment, the Company has revised the disclosure in note (C) on page A-4 to disclose the fair value techniques and significant assumptions utilized to determine estimated purchase price allocation.

6.	Please revise footnote 2 to note (C) to disclose how the purchase price will be funded. To the extent applicable, cross reference to other applicable notes.

In response to your comment, the Company has revised footnote 2 to note (C) on page A-4 to cross reference to note (K) which discloses how the purchase price will be funded.

7.	Reference is made to note (F). Within the note disclosures to the audited financial statements of the Grace Portfolio included as Exhibit 99.2 to an 8-K filed on June 2, 2014, we note that the reserves are required and controlled by the lenders of your debt being assumed as part of the acquisition. Please clarify and revise to state whether any of the terms required and controlled by the lenders will change as a result of your assumption of the debt. Your response and revisions to the pro forma note disclosures should also address why you no longer require a working capital and debt service reserve.

The Company has revised note (F) on page A-6 to specify that on April 11, 2014 Grace refinanced the GE Mortgage with a new mortgage and mezzanine loan originated by German American Capital Corporation which does not have a working capital and debt service reserve requirement. This is the debt that the Company will be assuming as part of the acquisition.

8.	Reference is made to footnote 3 under note (F), (G), and (H). You indicate that these balances will be acquired as part of the transaction for cash consideration in addition to the $1.925 billion current aggregate contract purchase price. Please clarify and revise your disclosures to discuss the source of funding for these acquisitions and to the extent applicable, please cross reference to other notes.

In response to your comment, the Company has revised note (F) on page A-6, note (G) on page A-6 and note (H) on page A-7 to specify more clearly the sources of funding for these acquisitions and cross reference to other notes.

9.	Reference is made to footnote 4 to Note (I). We note that legal and other third party fees represent an estimate that will be finalized at closing. Please clarify and revise to discuss how this estimate is determined. Your response should address how your estimate meets the factually supportable criteria outlined within Rule 11-02(b)(6) of Regulation S-X.

In response to your comment, the Company has revised footnote 4 to note (I) on page A-7 to specify more clearly how the estimate is determined and meets the factually supportable criteria outlined within Rule 11-02(b)(6) of Regulation S-X. These fees were estimates based on actual expenses incurred for other transactions executed by the Company’s sponsor and based on discussions with the Company’s external legal counsel and other third-party service providers on the amount that would be charged to the Company for services related to the assumption of the debt and issuance of the Class A units.

10.	Reference is made to footnote 1 to Note (J). We note that deferred franchise fees are calculated based on an assumed market rate of $125,000 per property due to the volume of applications with each franchisor. Please clarify and revise to discuss how you determined the assumed market rate. Your response should address how your estimate meets the factually supportable criteria outlined within Rule 11-02(b)(6) of Regulation S-X.

In response to your comment, the Company has revised footnote 1 to note (J) on page A-7 to specify more clearly how the estimate is determined and meets the factually supportable criteria outlined within Rule 11-02(b)(6) of Regulation S-X. These fees were estimates based on current application fees charged by Marriott International, Inc., Hilton Worldwide, Hyatt Hotels Corporation and Intercontinental Hotels Group for reviewing a change in ownership as well as preliminary discussions held with each brand.

11.	Reference is made to note (K). We note that the $184 million adjustment combined with the $1.2 billion balance within the Grace historical amounts equals the $976 million debt assumed as part of the Grace acquisition. It appears the $184 million represents the portion of debt owed by Grace that will not be assumed as a part of the acquisition. Please clarify and revise accordingly.

In response to your comment, the Company has revised note (K) on page A-8 to specify more clearly that the Company will not be assuming any of the debt of Grace represented by the $1.2 billion balance at March 31, 2014.

12.	Reference is made to note (K). Please revise to disclose why you have presented a $101 million adjustment to Preferred stock.

In response to your comment, the Company has revised note (K) on page A-8 to specify more clearly that the Company will not be obtaining the preferred stock of Grace.

13.	Reference is made to note (K). Please revise to disclose the items that result in an adjustment of $244,000 for Common stock and $537 million for Additional paid-in capital.

In response to your comment, the Company has revised note (K) on page A-8 to specify more clearly that the Company will not be obtaining the common stock or additional paid-in capital of Grace. The Company has further revised the disclosure to detail the adjustment to additional paid-in capital.

14.	Reference is made to footnote 2 to Note (K). Please revise to disclose the characteristics of the Class A Units that resulted in your conclusion that they should be accounted for as debt.

In response to your comment, the Company has revised note (K) on page A-8 to disclose the characteristics of the Class A Units that results in the Company’s conclusion that they should be accounted for as debt.

15.	Reference is made to note (L). Please revise to disclose why you have presented a $175 million adjustment to Non-controlling equity purchase option.

In response to your comment, the Company has added note (O) on page A-10 to specify more clearly that the Company will not be obtaining the non-controlling equity purchase option of Grace.

16.	Reference is made to notes (L), (M) and (N). Please clarify and revise to discuss how you determined the amount of transaction and acquisition fees. Your response should address how your estimate meets the factually supportable criteria outlined within Rule 11-02(b)(6) of Regulation S-X.

In response to your comment, the Company has revised note (L) on page A-9 and note (M) on page A-9 to specify more clearly how the Company determined the amount of transaction and acquisition fees and how its estimate meets the factually supportable criteria outlined within Rule 11-02(b)(6) of Regulation S-X. These third-party fees were estimates based on actual expenses incurred for other transactions executed by the Company’s sponsor and based on discussions with the Company’s third-party professional service providers on the amount that would be charged to the Company for services related to the acquisition. The amount of transaction and acquisition fees paid to affiliates is based on acquisition fees charged by the Company’s affiliates and is supported by executed contracts. These fees are described in further detail in the Company’s registration statement on Form S-11. Note (N) on page A-9 represents the impact on accumulated deficit from the sum of the transaction and acquisition fees in note (L) and note (M).

Unaudited Pro Forma Condensed Consolidated Statement of Operations, pages A-8 & A-12

17.	You disclose that the pro forma financial information was prepared as if these transactions occurred on January 1, 2014 and 2013. Please revise to present the transaction assuming it occurred at the beginning of the fiscal year presented and carried forward through any interim period presented.

The Company has revised the disclosure for the Barceló Portfolio Acquisition page A-1 and the Grace Portfolio Acquisition on page A-2 to specify that the transaction is presented assuming it occurred at the beginning of the fiscal year presented and carried forward through the interim year presented. The Company has revised the unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2014 and note (H) on page A-12 to report the amortization of deferred financing costs assuming the transaction occurred at the beginning of the fiscal year presented and carried forward through the interim year presented.

18.	Reference is made to Note (E). We note that you have reclassified corporate overhead to general and administrative expenses to match ARC Hospitality’s presentation. We note that Grace factored corporate overhead into determining income from operations while you do not take general and administrative expenses into consideration at arriving at income from operations. Please clarify the nature of the expenses included within general and administrative expenses and whether any of these expenses are allocated or related to property operations. To the extent they are, please clarify your basis for excluding such expenses at arriving at income from operations. If applicable, your response should address and your disclosures should be revised to discuss how such costs are allocated.

The Company advises the Staff that the corporate overhead of Grace related to legal, accounting and other professional fees were reclassified as general and administrative expenses to match ARC Hospitality’s presentation of these expenses. General and administrative expenses for ARC Hospitality relate to legal and other professional services provided to the Company. None of the expenses are allocated or relate to the provision of services to hotel guests or the operation of hotels.

Form 8-K filed on June 2, 2014

Exhibit 99.2

Consolidated Statements of Operations and Comprehensive Loss, page 3

19.	It appears that the dividends on your preferred shares are cumulative. Please tell us how you determined it was not necessary to present an adjustment for preferred dividends. Please refer to SAB Topic 6B.

As disclosed in footnote 8 “Preferred Stock of Subsidiary”, the preferred stock is issued by W2007 Grace Acquisition I, Inc., a subsidiary of W2007 Grace I, LLC (“Grace”). Grace’s presentation on its statements of operations and comprehensive loss and consolidated balance sheets is intended to present the noncontrolling interest of the preferred shareholders. Therefore, the preferred stock is a component of noncontrolling interest and is reported separately from members’ equity (deficit) on the consolidated balance sheet, but within total equity as the preferred stock is not mandatorily redeemable (ASC 480-10-25-4) and the preferred stock is not redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of Grace. Furthermore, as the preferred shareholders do not participate in losses of Grace nor were any dividends declared during the periods presented, no income or loss was allocated to the preferred shareholders (noncontrolling interests). As such, all of the consolidated net loss was attributable to Grace.

Grace has not presented and is not required to present a measure of earnings per share pursuant to ASC 260-10-15. The purpose of presenting “preferred dividends” on the consolidated statements of operations and comprehensive loss was to reflect the non-controlling interest preferred shareholders’ share of the consolidated net loss in arriving at the net loss attributable to the parent company. The presentation was not intended to reflect additional adjustments necessary for purposes of the numerator in the computation of earnings per share pursuant to ASC 260-10-45-11 and SAB Topic 6B.

In connection with the acquisition of the assets from Grace, the preferred shareholders in W2007 Grace Acquisition I, Inc. have no continuing ownership interest in the assets acquired. Accordingly, the Company’s unaudited pro forma condensed consolidated balance sheet includes an adjustment to eliminate the preferred stock as of March 31, 2014.

Notes to Consolidated Financial Statements, page 6

2. Summary of Significant Accounting Policies, page 7

Non-controlling equity purchase option, page 10

20.	Please tell us how you determined it was appropriate to record the Purchase Option within equity. Within your response, please reference the authoritative accounting literature management relied upon.

The Purchase Option was entered into between W2007 Equity Inns Intermediate Mezz I, LLC (“Mezz I”), a wholly owned subsidiary of Grace, and certain lenders. Mezz I owns 100% of W2007 Equity Inns Senior Mezz, LLC (“Senior”). The Purchase Option gives the holder the ability to acquire 97% interest in Senior once the Specified Mortgage is paid off, if exercised before the Purchase Option's expiration date. As such, upon the exercise of the Purchase Option, Mezz I will transfer 97% of their interest in Senior to the holder of the Purchase Option. The Purchase Option represents a freestanding financial instrument since it was entered into as part of a recapitalization transaction but is legally detachable and separately exercisable (ASC 480-10-20). The Purchase Option is freely transferable by its holder and can be exercised by the holder simultaneously or subsequent to the pay-off of the Specified Mortgage. ASC 480 requires liability classification for two broad classes of financial instruments:

1.)	Instruments that represent, or are indexed to, an obligation to buy back the issuer's equity shares, regardless of whether the instrument is settled on a net cash or gross physical basis (e.g., mandatorily redeemable equity instruments, written puts, and forward purchases) (ASC 480-10-25-8), and

2.)	An unconditional obligation, or financial instrument other than an outstanding share that embodies a conditional obligation, that can be settled in equity shares but meets one of the following criteria (ASC 480-10-25-14):

a.)	Has a fixed value known at inception

b.)	Derives its value predominantly from an underlying instrument other than the issuer's equity shares

c.)	Has a value to the counterparty that moves in the opposite direction to changes in fair value of the issuer's shares (e.g., net share settled written put options)

The Purchase Option does not represent an obligation to buy back the shares of Senior. Upon exercise of the Purchase Option, the holder will obtain a 97% equity interest in Senior, and there is no obligation of Grace or its subsidiaries to buyback the 97% interest nor can the 97% interest be “put” back to Grace. Furthermore, the Purchase Option does not involve an unconditional obligation or a conditional obligation that would require liability classification as the Purchase Option simply entitles the holder to a 97% equity interest in Senior regardless of value. Based on the analysis above, Grace concluded ASC 480 does not require liability classification for the Purchase Option.

Grace also considered the guidance in ASC 815-40. For a freestanding equity contract that is neither (a) accounted for under ASC 480, nor (b) a derivative under the characteristics-based definition in ASC 815, the guidance in ASC 815-40 addresses whether the instrument should be classified in equity, and, if not, its measurement. Grace concluded ASC 815-40 was the appropriate accounting guidance as the Purchase Option does not meet the definition of a derivative as the initial investment was not insignificant. ASC 815-40 states in order to qualify for equity classification, the issuer must conclude that the instrument is both (1) indexed to the issuer's stock and (2) has an appropriate settlement method using the issuer's shares. Determining whether the instrument is indexed to the entity's own equity requires two steps: (1) evaluating any exercise contingencies and (2) evaluating whether each settlement provision is consistent with a "fixed-for-fixed" equity instrument (ASC 815-40-15-7). ASC 815-40-15-7A states an exercise contingency shall not preclude an instrument from being considered indexed to an entity's own stock provided that it is not based on either of the following:

a.)	An observable market, other than the market for the issuer's stock (if applicable)

b.)	An observable index, other than an index calculated or measured solely by reference to the issuer's own operations (for example, sales revenue of the issuer; earnings before interest, taxes, depreciation, and amortization of the issuer; net income of the issuer; or total equity of the issuer)

If the evaluation of Step 1 (the preceding paragraph) does not preclude an instrument from being considered indexed to the entity's own stock, the analysis shall proceed to Step 2 (see paragraph 815-40-15-7C). As the only contingency regarding the exercise of the Purchase Option is the pay-off of the Specified Mortgage, none of the contingencies listed above per ASC 815-40-15-7A are present and Grace continued its evaluation under ASC 815-40-15-7C. ASC 815-40-15-7C states an instrument shall be considered indexed to an entity's own stock if its settlement amount will equal the difference between the following:

a.)	The fair value of a fixed number of the entity's equity shares

b.)	A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

The Purchase Option would meet the above definition as the Purchase Option entitles the holder to 97% equity interest in Senior, and this Purchase Option was granted to the original holder as consideration for their debt forgiveness of $544.8 million during the 2009 restructure transaction (i.e., no additional consideration is required to exercise the Purchase Option once the Specified Mortgage is repaid and the holder of the Purchase option receives a fixed 97% interest in Senior meeting the “fixed-for-fixed” criterion). Based on the guidance in ASC 815-40-15-7A and 7C, Grace have concluded the Purchase Option is indexed to the entity’s stock, or in this case, limited liability company ownership. However, contracts that are indexed to the issuer's stock cannot be accounted for as equity if the contracts include any provision that could require net cash settlement or give the counterparty a choice of net cash settlement or settlement in shares (ASC 815-40-25-4). In evaluating whether there are any circumstances where a net cash settlement may be required, a company must consider whether there are any circumstances that are outside the company's control that could potentially prevent it from settling the contract on a physical or net share basis, regardless of probability. ASC 815-40-25-10 states all of the following conditions must be met for a contract to be classified as equity (items in italics are conclusions regarding the Purchase Option):

a.)	Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares. The purchase option can be settled in unregistered limited liability interests of Senior.

b.)	Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the instrument could remain outstanding. Upon the exercise of the Purchase Option, Mezz I will transfer 97% of their interest in Senior to the holder of the Purchase Option. Therefore, there is no requirement for Senior to issue new shares that would require us to evaluate whether Senior has sufficient authorized and unissued shares.

c.)	Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement. See above.

d.)	No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC). There are no such provisions in the Purchase Option agreement.

e.)	No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions. There are no such provisions in the Purchase Option agreement.

f.)	No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. The holder of the Purchase Option does not have any other rights than the rights available to the 3% equity holders of Senior, Grace's wholly owned subsidiary subject to the Purchase Option.

g.)	No collateral required. There is no requirement in the contract to post collateral at any point or for any reason. There are no such provisions in the Purchase Option agreement.

Based on the guidance in ASC 815-40-15-7A and 7C and ASC 815-40-25-10, Grace concluded the Purchase Option, prior to the amendment in February 2012 and subsequent to the amendment as only the expiration date was changed, is equity within the consolidated financial statements as it represents an equity-classified contract.

21.	Please tell us how you determined it was appropriate to revise the carrying value of the Purchase Option in February 2012. Within your response, please reference the authoritative accounting literature management relied upon.

The Purchase Option represents an equity-classified contract, Grace noted there is no authoritative accounting guidance regarding the manner in which to evaluate amendments to equity-classified contracts to determine whether the amendment constitutes a modification or an extinguishment. Furthermore, the accounting for such modification depends on the nature of, and reason for, the modification. Therefore, based on EY’s Financial Reporting Developments, Issuer’s Accounting for Debt and Equity Financings, Grace analogized to the share-based compensation guidance regarding modifications. Grace also concluded given the lack of authoritative literature, they should determine a reasonable accounting policy regarding modifications to equity-classified contracts to be followed on a consistent basis. The model for a modified share-based payment award that is classified as equity and remains classified in equity after the modification is addressed in ASC 718-20-35-3. Under that model, the incremental fair value from the modification (the change in the fair value of the instrument before and after the modification) is recognized as an expense in the income statement to the extent the modified instrument has a higher fair value. Modifications that result in a decrease in the fair value of an equity-classified share-based payment award are not recognized. Grace believes a similar model is appropriate for measuring the effects of a modification to equity-classified contracts. However, it may not always be appropriate to recognize the change in the income statement. In some cases, it may be more appropriate to reflect the charge in retained earnings (e.g., dividends to a particular class of equity holders). As this was Grace’s first amendment to an equity-classified contract, Grace adopted an accounting policy that states the following regarding modifications and extinguishments:

If the fair value of equity-classified contracts immediately after the amendment is significantly different (e.g., by more than 10%) than the fair value of the instrument immediately before the amendment, the amendment is considered an extinguishment. An amendment that does not meet this criterion is a modification.

Grace has concluded there was more than a 10% increase in the fair value of the Purchase Option when comparing the fair value of the Purchase Option immediately before the amendment and subsequent to the amendment. The primary reason for the increase in fair value was the increase in term and removal of the risk that the Purchase Option could expire before the Specified Mortgage was paid-off since the unmodified Purchase Option was to expire on June 30, 2015 and Grace could successfully extend the maturity date of the Specified Mortgage to November 2015. Such a scenario would allow Grace to payoff the Specified Mortgage subsequent to June 30, 2015, but prior to November 2015 to avoid allowing the holder of the Purchase Option the ability to exercise. As there was more than a 10% change in the fair value of the Purchase Option immediately after the amendment when compared to the fair value of the Purchase Option immediately before the amendment, the amendment is considered an extinguishment based on the accounting policy adopted by Grace. Therefore, Grace removed the carrying value of the Purchase Option from the consolidated financial statements of Grace since it was extinguished and recorded the amended Purchase Option at fair value. However, there was no impact to Grace's consolidated statement of operations as the holder of the Purchase Option at the time of the amendment was MTGLQ Investors, L.P., a controlled entity of Goldman Sachs. Grace’s decision to not recognize a gain as a result of MTGLQ Investors, L.P. holding the Purchase Option was due to the fact Goldman Sachs is the sponsor and sole general partner of Whitehall, which is the sole owner of Grace. Grace has concluded Goldman Sachs can significantly influence the management and operating policies of Grace. Furthermore, given MTGLQ Investors, L.P. is a controlled entity of Goldman Sachs, Grace has concluded MTGLQ Investors, L.P. would be considered a related party under ASC 850-10-20. Finally, ASC 225-10-S99-4 states “the staff notes that AICPA Technical Practice Aids 4160 also indicates that the payment by principal stockholders of a company's debt should be accounted for as a capital contribution.” As such, Grace has concluded extinguishment of an equity-classified contract with a related party would require similar accounting, and thus no gain on the extinguishment should be recorded.

14. Commitments and Contingencies, page 22

22.	You disclose that various and specific legal proceedings will not have a material adverse effect on your financial position and results of operations. Please revise to disclose if management believes there will be a material adverse effect on the company’s cash flows.

Grace management does not believe there will be a material adverse effect on the Company’s cash flows as a result of the legal proceedings. Therefore, Grace will disclose in its future filings such legal proceedings “will not have a material adverse effect on the financial position, continuing operations or cash flows of the Company.”

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Very truly yours,

PROSKAUER ROSE LLP

By: /s/ Peter M. Fass

Peter M. Fass

cc:	Michael J. Choate, Esq. James A. Tanaka, Esq.